UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               Purina Mills, Inc.
                                (Name of Issuer)

                   Common Stock, $0.01 par value per share
                         (Title of Class of Securities)


                                    746276104
                                 (CUSIP Number)


                                 Tye G. Darland
                              Koch Industries, Inc.
                           4111 East 37th Street North
                                Wichita, KS 67220
                                     (316) 828-8623
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                  May 22, 2001
           (Date of Event which Requires Filing of this Statement)


==============================================================================

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [___]

     Note: Schedules filed in paper format shall include a signed original and copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746276104

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

              Koch Agriculture Company
              -----------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)

            (a)
                  --------------------
            (b)        X
                  ---------------------

      3.    SEC Use Only


      4.    Source of Funds (See Instructions)
                             OO

            ------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


      6.    Citizenship or Place of Organization
                  Nebraska
            ------------------------------------------------------------

      Number of Shares Beneficially Owned by Each Reporting Person With

      7.    Sole Voting Power                   0
                                    ------------------------------
      8.    Shared Voting Power                 0
                                     -----------------------------
      9.    Sole Dispositive Power              0
                                     ------------------------------
      10.   Shared Dispositive Power            0
                                      -----------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  0

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


      13.   Percent of Class Represented by Amount in Row (11)
                  0
            ------------------------------------------------------------
      14.   Type of Reporting Person (See Instructions)
                 CO
            ------------------------------------------------------------

Item 1. Security and Issuer

        Shares of Common Stock, $0.01 par value (the "Common Stock") of Purina Mills, Inc., a Delaware corporation ("Purina"), with principal address of 1401 South Hanley Street, St. Louis, Missouri 63114.


Item 2. Identity and Background

      (a) The person filing this statement is Koch Agriculture Company, a Nebraska corporation ("KAC"). KAC is an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation ("Koch").

      (b)   Business address:  4111 East 37th Street N., Wichita, Kansas
            67220.

      (c) (1) The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of KAC are as set forth below:


      Name                Position              Position at Koch

Timothy Durkin        Chairman of the
                      Board/President

Larry Angell          Vice President

H. Allan Caldwell     Secretary                  Asst. Secretary

David E. Dishman      Treasurer

Bill R. Caffey        Director                   Executive Vice President and
                                                 Director

Joseph W. Moeller     Director                   President and Chief Operating
                                                 Officer, and Director

David L. Robertson    Director                   Sr. Vice President - Petroleum


            Each of the foregoing persons is a citizen of the United States. The principal business address of each of such person is 4111 East 37th Street North, Wichita, Kansas 67220.


            (2) The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Koch are as set forth below:

         Name                                    Position
   Charles Koch                    Chairman of the Board and Chief
                                   Executive Officer, and Director
   Bill W. Hanna                   Vice Chairman, and Director
   Sam A. Soliman                  Sr. Vice President - Chief Financial
                                     Officer
   David L. Robertson              Sr. Vice President - Petroleum
   Bill R. Caffey                  Director
   Richard H. Fink                 Director
   David H. Koch                   Director
   F. Lynn Markel                  Director
   Joseph W. Moeller               Director
   Sterling V. Varner              Director
   E. Pierce Marshall              Director


          Each of the foregoing persons is a citizen of the United States. The principal business address of each of such person is 4111 East 37th Street North, Wichita, Kansas 67220.

     (d)  Neither KAC, nor any person listed on (c)(1) has during the last five
          (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Neither Koch, nor any person listed on (c)(2) has during the last five
          (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Neither KAC, nor any person listed on (c)(1) has during the last five
          (5) years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Neither Koch, nor any person listed on (c)(2) has during the last five
          (5) years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) KAC was organized under the laws of the state of Nebraska. Koch was organized under the laws of the state of Kansas. All natural persons listed on (c)(1) and (c)(2) are citizens of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

      Not applicable.  This is a sale.

Item 4. Purpose of Transaction

        Not applicable.  This is a sale.

Item 5. Interest in Securities of the Issuer

     (a) On May 22, 2001, KAC reduced its beneficial ownership of common stock of Purina Mills to 335,830 shares (3.39%); however, as of May 25, 2001, KAC owned zero shares of common stock as a result of a series of stock sales as set forth in Item 5(c).

          None of the other persons whose names are listed on Item 2(c)(1) beneficially owns any shares of common stock of Purina, except for Timothy Durkin, Chairman of the Board and President of KAC, who owns less than one percent (1%).

     (b)  Zero.

     (c) Except as described herein, the following represents the transactions by KAC or the persons whose names are listed in Item 2(c)(1), in securities of Purina during the past sixty days.:

--------------------------------------------------------------------------------
Sale Date    Amount    Price per Share              Where & How Sold
--------------------------------------------------------------------------------
05/08/01        32,900         17.781 Direct Trading (electronic trading system)
--------------------------------------------------------------------------------
05/09/01         3,400         17.700 Direct Trading (electronic trading system)
--------------------------------------------------------------------------------
05/22/01       146,500         18.450 Direct Trading (electronic trading system)
--------------------------------------------------------------------------------
05/23/01        10,300         18.628 Direct Trading (electronic trading system)
--------------------------------------------------------------------------------
05/24/01        64,200         18.851 Direct Trading (electronic trading system)
--------------------------------------------------------------------------------
05/25/01       211,330         18.649 Direct Trading (electronic trading system)
--------------------------------------------------------------------------------
05/25/01        50,000         18.650          CIBC Oppenheimer (broker)
--------------------------------------------------------------------------------


      (d) No one other than KAC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by KAC.

      (e) KAC ceased to be the beneficial owner of more than five percent (5%) of the class of securities as of May 22, 2001.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None


Item 7. Material to Be Filed as Exhibits

      None.

                                    Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: May 30, 2001                  Koch Agriculture Company


                                    By:   /s/ Timothy A. Durkin
                                         -------------------------------
                                    Name:  Timothy A. Durkin
                                    Title:      President